October 5, 2018

Laurance Roberts
Chief Financial Officer
El Pollo Loco Holdings, Inc.
3535 Harbor Boulevard, Suite 100
Costa Mesa, California 92626

       Re: El Pollo Loco Holdings, Inc.
           Form 10-K for the Fiscal Year Ended December 27, 2017
           Filed March 9, 2018
           File No. 001-36556

Dear Mr. Roberts:

       We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.



                                                          Sincerely,

                                                          Division of
Corporation Finance
                                                          Office of
Transportation and Leisure